EXHIBIT 99.1

St. John's, NL - October 1, 2018

FORTIS INC. TO HOLD INVESTOR DAY IN TORONTO ON OCTOBER 15 AND NEW YORK ON OCTOBER 16

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) will hold an Investor Day on Monday, October 15, 2018, in Toronto, Ontario, and on Tuesday, October 16, 2018, in New York City, New York.

Immediately prior to the Investor Day on October 15, the Corporation anticipates providing its five-year capital investment plan for the period 2019 through 2023 and information on its fourth quarter 2018 common share dividend.

For both events, registration and breakfast will begin at 8:00 a.m. (Eastern) followed by formal presentations scheduled at 8:30 a.m. (Eastern).

Formal presentations will provide an update on the Corporation's operations, current developments and strategic outlook. Presenters will include:

•	Barry Perry, President and Chief Executive Officer, Fortis

•	Jocelyn Perry, Executive Vice President, Chief Financial Officer, Fortis

•	David Hutchens, Executive Vice President, Western Utility Operations, Fortis and President and Chief Executive Officer, UNS Energy

•	Linda Apsey, President and Chief Executive Officer, ITC Holdings

•	Roger Dall'Antonia, President and Chief Executive Officer, FortisBC

Institutional investors, analysts and members of the financial community interested in attending can register in advance via email at investorrelations@fortisinc.com or telephone at 709.737.2900. The Toronto event will take place at the InterContinental Hotel, 225 Front Street West, Toronto, Ontario, Canada. The New York event will take place at the Lotte New York Palace, 455 Madison Avenue, New York City, NY, USA.

A live and archived webcast of each event will be available on the Corporation's website at www.fortisinc.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of C$50 billion as at June 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com